

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Robert Chvátal
Chief Executive Officer
Allwyn Entertainment AG
Weinmarkt 9 6004
Lucerne, Switzerland

> **Re: Allwyn Entertainment AG**
> **Amendment No. 1 to the Draft Registration Statement on Form F-4**
> **Submitted March 31, 2022**
> **CIK No. 0001908211**

Dear Mr. Chvátal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to the Draft Registration Statement on Form F-4 filed March 31, 2022

Summary Key Segmental Metrics and Pro Rata Financial Information, page 71

1. We have read your response to comment 9. Please provide us with the following additional information:

   - We note from the disclosure on page 71 that you are presenting your segments on a 100% basis, but per the disclosure on page 73 the only segment you own 100% of is the Czech Republic. Please tell us and provide us with calculations as to how the "pro rata" non-IFRS measures and other metrics are prepared. Please clarify whether individual financial statement line items are adjusted to represent it as though it was a 100% owned consolidated subsidiary.

- You state a reason for the presentation of "pro-rata metrics" is based on a requirement under certain of the company's financing covenants. Please provide an analysis of which pro-rata metrics are required by this financing agreement. Discuss whether this finance agreement is material and if these covenants are material to an investor's understanding of the company's financial condition and/or liquidity.

2. We note your response to comment 11 and your response to comment 44 noting "net gaming revenue" is more akin to gross profit. Please tell us how you determined that net gaming revenue should only be adjusted for lottery taxes and not all operating costs.

3. We have read your response to comment 12 and reviewed your revised disclosure. We note you have reconciled Adjusted Free Cash Flow to the non-IFRS measure, Adjusted EBITDA. Please revise you disclosure to reconcile Adjusted Free Cash Flow to the most directly comparable IFRS measure, which is typically cash flows from operating activities. Please refer to the guidance in Item 10(e) of Regulation S-K and Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Background of the Business Combination, page 377

4. We note your response to comment 28 and we reissue our comment. Clarify how the number of newly issued common shares would be determined, pursuant to the Term Sheet terms discussed on page 382.

5. We note your response to comment 29. Revise to elaborate upon what you mean when you refer to "typical and customary financial advisory services."

6. We note your response to comment 31 and we reissue our comment in part. Please elaborate upon your discussion of "Attractive Entry Valuation" to explain how the $9.3 enterprise value was calculated and specify the comparable metrics for SAZKA Entertainment's peer group to which you make reference.

7. We note your response to comment 32. Elaborate upon your disclosure to identify the similarly structured business combinations with comparable companies and the peer group of public companies, to which you make reference.

Projected Financial Information, page 394

8. We note your response to comment 34. We reissue our comment. Explain why the projected information here differs from the investor presentation dated January 21, 2022 or revise to add the additional data included in the Investor Presentation, if considered by the Board. Ensure the presentation is complete, including footnotes.

9. Clarify who prepared the comparable company information you present here.

SAZKA Group Consolidated financial statements for the year ended 31 December 2020 and 2019
Notes to the consolidated financial statements
2.3 Composition of the Group, page F-54

10.   We note your response to comment 35. Please explain more specifically how you direct the relevant activities of *OPAP S.A. (OPAP)*. Describe the size and composition of the board of directors of OPAP, when the Group appointed individuals obtained control, and the respective voting rights of these appointees. Disclose any contractual arrangement that gives you the right to direct the relevant activities of OPAP. Also, discuss whether there are any legal or regulatory barriers in Greece that preclude you from owning the majority interest in OPAP.

Note 7. Operating segments and alternative performance measures, page F-95

11.   It appears from disclosure in the document that you are presenting 100% basis financial information for each of your operating segments even though certain entities are not consolidated, but accounted for under the equity method. Please provide us with a detailed discussion and site the specific authoritative literature you utilized to support the presentation of equity method investees on 100% basis here and throughout your document.

12.   We note the "elimination" column in your disclosure represents adjustments in relation to segments accounted for as equity method investees.   Please tell us and provide us with calculations as to how the "eliminations" are prepared and site the specific authoritative literature you utilized to support your presentation.

13.   It appears that you have presented a full income statement for each of your operating segments. Please tell us how the disclosure is in accordance with paragraph 23 of IFRS 8.

14.   We have reviewed your response to comment 44 noting the CODM uses more than one measure of profit for the purpose of assessing performance and allocating resources: Net gaming revenue ("NGR") and Operating EBITDA. In addition, based on the disclosure on F-95 and F-97, it appears that you are presenting several other profitability measures, such as Profit/loss from operating activities, Profit before tax, Profit after tax. Please tell us your basis for presenting more than one measure of profit and how this disclosure is in accordance with IFRS 8, particularly paragraph 26.

      You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services